UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


       In the Matter of
                                       CERTIFICATE PURSUANT
Arkansas Power & Light Company              TO RULE 24

       File No. 70-8001

Public Utility Holding Company

          Act of 1935


Arkansas Power & Light Company       Louisiana Power & Light Company
425 West Capitol Avenue              639 Loyola Avenue
Little Rock, Arkansas  72201         New Orleans, Louisiana  70113

Mississippi Power & Light Company    New Orleans Public Service Inc.
308 East Pearl Street                639 Loyola Avenue
Jackson, Mississippi  39201          New Orleans, Louisiana  70113

                       System Fuels, Inc.
                         350 Pine Street
                     Beaumont, Texas  77701


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Arkansas Power & Light Company ("AP&L") in the Application-Declaration on form U-1 in the above file, as amended, have been executed during the third quarter 1995 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission ("Commission") with respect thereto dated June 13, 1995 (Release No. 70-8001).

          The following table describes the transactions that have been executed by Arkansas Power & Light ("AP&L") during the third quarter 1995.

                           Date    Expiration     Number of    Rent
  Transaction/Party      Executed     Date        Railcars   Railcar/Mo.

Subleases

Wisconsin P&L Company    09/01/95    10/31/95        115       $450

Union Pacific RR Company 09/26/95    12/31/95        575       $500

National Car Systems     09/21/95    04/30/96        120       $275

Kerr McGee Coal          08/31/95    30-days         110       $340
                                     notice

Gulf States Utilities    09/19/95    12/01/95        125       $529

Assignment

Helm Financial Corp.     08/04/95    07/01/98        587      No further
                                                              payment
                                                              obligations
                                                              after partial
                                                              rent payment
                                                              due 01/01/96

Exhibits and Financial Statements

Leases:  All executed leases are similar to the Master Railcar
         Lease submitted for reference. Unless provisions are significantly revised, the Master Railcar Lease will be filed with this Certificate only.

Assignments: The Helm Financial Corporation assignment is submitted for reference.

          IN WITNESS WHEREOF, Arkansas Power & Light Company has caused this certificate to be executed this 10th day of January
1996.

                            Arkansas Power & Light Company
                            Louisiana Power & Light Company
                            Mississippi Power & Light Company
                            New Orleans Public Service Inc.


                            By:
                                    William J. Regan, Jr.
                                Vice President and Treasurer


                            System Fuels, Inc.


                            By:
                                    William J. Regan, Jr.
                                Vice President, Treasurer and
                                     Assistant Secretart